Exhibit 99.1

Ku6 Media Signed Strategic Cooperative Agreement with 720Yun.com; Launched Cooperative Virtual Reality Community

BEIJING, China, January 27, 2016 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content (“UGC”) in China via its website www.ku6.com, today announced that the Company has entered into a strategic cooperation agreement (the “Agreement”) with 720Yun.com to enhance the Company’s virtual reality (“VR”) strategy previous announced. The company recently launched a cooperative VR community at the following website: http://www.ku6.com/c2015/720yun/.

Ku6 Media and 720Yun.com’s cooperative VR community currently features eight categories, including aerial photography, SLR (single lens reflex) photography, virtual effects, quick mode (RICOH THETA), cities, campuses, fun and business projects. The Company expects to add additional categories to the VR community in the future.

Pursuant to the Agreement, 720Yun.com will provide three-dimensional panorama technology and contents to Ku6 Media in the form of video and picture, and serve as technical support for the Company’s new VR products. The two companies will work together in exploring and developing potential business models relating to three-dimensional panorama contents.

Benefits to Users

Utilizing existing VR products, Ku6 Media is now providing a welcoming portal for visitors to expand, upload, and deliver their personal three-dimensional contents to daily visitors. The Company has already seen visitors expanding rapidly and has received strong feedbacks from its regular active users since launching of its VR community website.  In addition, the merging of its technology with 720Yun.com will be attractive to professionals, as three-dimensional panorama has been used in a variety of industries to graphically present product features and descriptions.

Mr. Feng Gao, Chief Executive Officer of Ku6 Media, commented, “As a preeminent UGC provider in China, we need to continue to provide technologically superior products available to our users. We are very pleased to form strategic partnership with 720Yun.com, one of China’s leading three-dimensional panorama technology companies, to create a truly unique virtual reality community. Three-Dimensional Panorama is one of the most important technological aspects in developing our virtual reality strategy, and this strategic cooperation with 720Yun.com is a solid step forward for Ku6 Media. We feel strongly that the development of this emerging technology will continue to drive visitors to our website and increase the proliferation of user-generated content and ultimately, generate higher revenues for the Company.”

About 720Yun.com

720Yun.com is a leading three-dimensional panorama technology company and three-dimensional panorama technology content and services provider in China. For more information regarding720Yun.com, please visit http://www.720Yun.com/.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing services, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the ability of the Company to consistently derive revenues from its renewed agreement with Huzhong; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

Contact:

For further information, please contact:

At the Company:

Ms. Wendy Xuan

Investor Relations Manager
Telephone: +86 10 5758 6819
ir@ku6.com

Investor Relations:

The Equity Group Inc.

Ms. Katherine Yao,

Senior Associate

Telephone: +86 10 6587 6435

kyao@equityny.com